Exhibit 1.01
Turtle Beach Corporation
Conflict Minerals Report
For the reporting period from January 1, 2019 to December 31, 2019
Turtle Beach Corporation (herein referred to as the “Company,” “Turtle Beach,” “we,” “us,” or “our”), headquartered in San Diego, California, is a premier audio and gaming technology company with expertise and experience in developing, commercializing and marketing innovative products across a range of large addressable markets under the Turtle Beach® and ROCCAT® brands. Turtle Beach is a worldwide leader of feature-rich headset solutions for use across multiple platforms, including video game and entertainment consoles, handheld consoles, personal computers (“PC”), tablets and mobile devices. ROCCAT is a gaming keyboards, mice and other accessories brand focused in the PC peripherals market.
This Conflict Minerals Report (the “Report”) of Turtle Beach has been prepared pursuant to Rule 13p-1 (the “Rule”) and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2019.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (the “DRC”) and countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola). As described in this Report, certain of our operations contract to manufacture products for which certain Conflict Minerals are necessary to the functionality or production of those products.
Description of the Products Covered by this Report
This Report relates to products we contracted to be manufactured in calendar year 2019 with respect to which: (i) Conflict Minerals were necessary to the functionality or production of that product, (ii) we have been unable to conclude that such Conflict Minerals are derived from scrap or recycled materials and (iii) we have been able to conclude such Conflict Minerals originated in the Covered Countries.
These products, which are referred to in this Report as the “Covered Products,” are the following:
•	Headsets;
•	Tactical audio controllers;
•	Audio amplifiers;
•	Mice;
•	Mousepads; and
•	Keyboards.

RCOI and Due Diligence Process
We have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals used in the Covered Products. This good faith RCOI was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence procedures were based on the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High -Risk Areas (the “OECD Guidance”).
As part of our RCOI, we surveyed all of our manufacturing partners who assemble our Covered Products using a variation of the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”), formerly the Conflict-Free Sourcing Initiative, and the Global e-Sustainability Initiative. The survey was designed to enable us to assess whether the Conflict Minerals used in our Covered Products were from recycled or scrap sources or originated in the Covered Countries.  Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between our manufacturing partners and the original sources of the Conflict Minerals. We do not purchase Conflict Minerals directly from mines, smelters, or refiners. Accordingly, we must rely on our manufacturing partners to provide information regarding the origin of Conflict Minerals that are included in the Covered Products to determine whether the Conflict Minerals originated in the Covered Countries. We believe that our manufacturing partners are best suited to identify the smelters and refiners of the Conflict Minerals that source the Conflict Minerals, and we believe we have identified the smelters and refiners in our supply chain by obtaining or seeking to obtain information from our manufacturing partners.
Our due diligence process was designed to assist with the development of a responsible supply chain for minerals from conflict areas, as outlined in the OECD Guidance, and facilitate compliance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The steps we have taken, include, but are not limited, to the following:
•	Contacting our manufacturing partners and explaining the Rule;
•
Soliciting survey responses from our manufacturing partners for relevant suppliers of components of the Covered Products, using the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative; and

•	Continuing to review disclosures by identified component manufactures by our operations team.

All manufacturing partner CMRT responses were reviewed in detail, and, where the information provided by a manufacturing partner appeared to be outdated, incomplete, incorrect or not trustworthy, follow-up inquiries were made to obtain the current, complete, correct and trustworthy information. Based on our in-house assessment, we concluded that 12 of our 15 manufacturing partners utilized components that potentially contained Conflict Minerals that were not from scrap or recycled sources. We surveyed the in-scope manufacturing partners and achieved a 100% response rate, with 12 of the respondents reporting that the materials they sell to us do not contain Conflict Minerals from Covered Countries.
We reviewed all CMRT responses and updates received for the year ended December 31, 2019 and determined whether the disclosed smelters or refiners were recognized by RMI or equivalents as processors of 3TG metals, and if so, whether they had been validated as “conformant smelters” with these organizations. We reviewed manufacturing partner CMRT responses for accuracy and overall adherence to our conflict minerals requirements, as delivered through our inquiry letter to suppliers, and we began our risk mitigation (and escalation processes, if necessary) set out in our conflict minerals procedures with manufacturing partners having disclosed any smelters or refiners that were not conformant smelters. If a manufacturing partner’s CMRT response includes smelters or refiners not yet listed as conformant smelters, we contact the relevant manufacturing partner and ask them to identify the specific components linked to the non-conformant smelter or refiner and seek whether alternative components are available. We work with these manufacturing partners throughout the risk mitigation process to provide awareness of Turtle Beach’s goal to only source from conformant smelters or refiners. During the year ended December 31, 2019, five of our manufacturing partners reported smelters or refiners not yet validated as conformant smelters in a responsible minerals auditing program, had stopped participating or were not willing to participate in, or complete, a third-party audit within given timelines.
As we do not source 3TG metals directly from smelters or refiners, we rely on independent third-party auditing programs to coordinate audits of smelters and refiners in our Covered Products supply chain. We have adopted a company policy for the supply chain of minerals originating from conflict-affected areas. We have created an awareness program for our operations leaders (director level and above) and we have educated our engineering and design teams about the requirements of the Rule and the impact on component selection to aid with on-going risk assessment. As part of the on-going risk assessment we have incorporated a review process for new component selection (when the component is specifically directed by Turtle Beach) to ensure we capture the necessary information to comply with the filing requirements under the Rule and we conduct quarterly reviews to capture any updated information in the space.
This report has not been subjected to an independent private sector audit because such an audit is not required.
Smelter List
Our manufacturing partners identified 265 smelters and refiners that are processors of 3TG metals that we believe were potentially in our Covered Products supply chain for the year ended December 31, 2019. All but ten of these smelters and refiners were validated as conformant smelters with a responsibly-sourced auditing program. Many of our manufacturing partners reported smelter and refiner information at the company level rather than limiting their responses to smelters and refiners affiliated with our Covered Products. As a result, some reported smelters and refiners may not be affiliated with our Covered Products.
Throughout 2019, we worked with our manufacturing partners in an effort to source only from smelters and refiners that were validated as conformant smelters with a responsibly-sourced auditing program.

The smelters listed below were reported by certain of our manufacturing partners and are not included in the conformant smelter list from RMI.
Mineral	Smelter	Country	CID

Gold	Daejin Indus Co., Ltd.	KOREA, REPUBLIC OF	CID000328

Tin	Dongguan CiEXPO Environmental Engineering Co., Ltd.	CHINA	CID003356

Gold	Guangdong Jinding Gold Limited	CHINA	CID002312

Gold	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHINA	CID000651

Tantalum	Jiujiang Janny New Material Co., Ltd.	CHINA	CID003191

Gold	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	RUSSIAN FEDERATION	CID000927

Tin	Modeltech Sdn Bhd	MALAYSIA	CID002858

Gold	NH Recytech Company	KOREA, REPUBLIC OF	CID003189

Gold	SAFINA A.S.	CZECHIA	CID002290

Tungsten	South-East Nonferrous Metal Company Limited of Hengyang City	CHINA	CID002815
Forward-Looking Statements
This Report includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and such forward-looking statements involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements relating to the Company’s intention to enhance its efforts to obtain complete, correct and trustworthy information regarding its supply chain and to verify sources of the Conflict Minerals used in the Covered Products. These statements are subject to various risks, uncertainties and other factors, including, among other matters, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to identify and mitigate risks in its supply chain, whether smelters and refiners and other market participants responsibly source conflict minerals, political and regulatory developments in the Covered Countries, the United States or elsewhere, and whether industry organizations and initiatives remain effective as a source of external support to us in the conflict minerals compliance process. Forward-looking statements are based on management’s current views, beliefs and expectations of future events based on certain assumptions. Forward-looking statements are not guarantees of future performance. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law. Subsequent events may affect our future determinations under the Rule.

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